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                            DIGITAL ANGEL CORPORATION
                               490 Villaume Avenue
                         South St. Paul, Minnesota 55075
                                 (651) 455-1621
                        --------------------------------

                                 August 26, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:      Digital Angel Corporation
         Registration Statement on Form S-1
         (File No. 333-106360)

Ladies and Gentlemen:

         On June 23, 2003, Digital Angel Corporation (the "Registrant") filed the above referenced registration statement (the "Registration Statement") with the Commission. The Registrant has since abandoned the transaction pursuant to which the securities to be registered under the Registration Statement were to be sold. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement. The Registrant has not sold any securities in connection with the proposed offering.

         If you have any questions regarding this, please do not hesitate to contact our counsel, William J. Conti, at (202) 861-1726, or Janis M. Penman, at
(202) 861-1622.


                                                  Very truly yours,

                                                  Digital Angel Corporation

                                                  By: /s/ Randolph K. Geissler
                                                      --------------------------
                                                      Randolph K. Geissler
                                                      President